Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303-837.5927 Facsimile 303-837-6166 www.newmont.com

September 24, 2007

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 26, 2007

Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Filed April 27, 2007 and August 2, 2007

Response Letter Dated July 24, 2007

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commissions Staff comments that were contained in the Staff’s letter to Mr. Russell D. Ball of the Company dated August 10, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Business, page 2

Exploration, page 4

1.	We note from your response to prior comment number one that reclassifications, such as the reserves attributable to Cerro Quilish at Yanacocha in Peru, have historically been “used to describe proven and probable reserves that are transferred to the other mineralized material category.” With regard to the expropriation of the reserves attributable to ZNJV, you state that this fact pattern more accurately reflects a divestment because “the Company no longer has proven and probable reserves or other mineralized material,” while other divestments identified in your response represented sales of properties. Based on your response, it remains unclear why these fact patterns do not both represent an involuntary prohibition of mining the attributable reserves for the foreseeable future and as such, a reclassification item as has historically been used by the Company. Please compare and contrast the facts and circumstances that resulted in the loss of reserves attributable to Cerro Quilish at Yanacocha in Peru with the loss of reserves attributable to ZNJV and explain why you believe the reserve adjustment should be treated differently.

The Staff is supplementally advised that the facts and circumstances related to Cerro Quilish and ZNJV were as follows:

Cerro Quilish

•	The mineralization resulted from an exploration discovery.

•	Reserve additions were attributed to the Exploration Segment’s historical success.

•	Reserves were reclassified to other mineralization due to a voluntary withdrawal of the drilling permit due to community concerns.

•	The mineral rights are controlled by Yanacocha.

•	Reserve reductions were attributed to the Exploration Segment’s historical success.

ZNJV

•	The property was acquired in conjunction with the formation of the joint venture.

•	The joint venture was formed to process existing stockpiles of low-grade oxide material from the nearby government owned Muruntau mine.

•	Reserve additions resulting from the acquisition were not attributed to the Exploration Segment’s historical success.

•	Subsequent changes in reserves, other than production, were insignificant.

•	Reserves were eliminated due to involuntary expropriation.

•	The Company’s interest in ZNJV was subsequently sold to the Uzbeks.

•	Reserve reductions were not attributed to the Exploration Segment’s historical success.

Therefore, the reserve adjustment attributable to the Exploration Segment should be treated differently for ZNJV than for Cerro Quilish as:

(i)	the ZNJV expropriation was involuntary and equivalent to a disposition and the rights to ZNJV were sold for proceeds of $80 million, while Yanacocha did not dispose of Cerro Quilish; and

(ii)	ZNJV reserve additions resulted from an acquisition and were not attributed to the Exploration Segment while Cerro Quilish reserve additions were from a discovery and attributed to the Exploration Segment.

2.	We have considered your response to prior comment number two wherein you indicate that “historically, acquisitions and divestments have not been attributed to the Exploration Segment;” and that you do “not believe that net additions attributable to the Exploration Segment should be reduced by divestments and expropriations, or increased due to acquisition, as neither is a reflection of the success of the Exploration Segment, or an indication of potential future success.” Based on this response, please clarify what you mean by “net additions.” In this regard, it appears from your response that you treat reserves attributable to a property acquired that are found subsequent to the purchase date, as additions to be added to the success of the Exploration Segment; whereas the purchase of reserves already in place at the date of acquisition are not included in the success of the Exploration Segment. Please advise.

The Staff is supplementally advised that “net additions” refers to the fact that subsequent changes to reserves at an individual location could be either a positive or negative amount. Therefore, in total the additions attributable to the Exploration Segment are presented “net”.

As we discussed last year, proven and probable reserves and other mineralization are valued upon acquisition. Subsequent conversions of other mineralization identified at acquisition to proven and probable reserves are not attributed to the Exploration Segment. Only additions in excess of acquired proven and probable reserves and acquired other mineralization are attributed to the Exploration Segment.

3.	In addition, please tell us whether or not the Exploration Segment has attributed to its discovery success track record, any additions of proven and probable reserves related to ZNJV. If so, please quantify the Exploration Segment’s attributed reserve additions that have since been removed from reserves.

The Staff is supplementally advised that net additions to reserves related to ZNJV amounted to 51,000 ounces for the period from 1995 to 2006. The additions had no impact on the Exploration Segment’s discovery success track record due to the de minimis amount.

Management’s Discussion and Analysis of Consolidated Financial Condition, page 36

Critical Accounting Policies, page 40

Exploration Segment Goodwill, page 42

4.	We note from your disclosures that the estimated present value of the terminal year decreased approximately $2.3 billion. In order to help us better understand the factors contributing to this decrease, please address the following items:

•	Explain to us in greater detail why your assumption for the Annual reserve addition and terminal growth rate declined from 5% to 4%.

The Staff is supplementally advised that the cumulative growth rate of proven and probable reserve additions attributable to the Exploration Segment was 4.6% from 1998 to 2006 (5.9%, 1998 to 2005). The historical cumulative growth rate is calculated using 1998 as the base year (5 million ounces of proven and probable reserve additions). The valuation model used at December 31, 2005 assumed proven and probable additions attributable to the Exploration Segment of 8.6 million ounces in 2006. The actual addition for 2006 was 5.0 million ounces. The valuation model at December 31, 2004 assumed additions of 10 million ounces in 2005. The actual addition was 8.2 million ounces. Therefore, management revised its assumption for the annual reserve addition and terminal growth rates from 5% to 4% due to the lower than expected actual additions and growth rate. As discussed last year, management assesses at least annually all of the significant assumptions included in the valuation model.

•	Explain to us the factors that led to your assumption that the estimated long-term gold price should increase from $450 per ounce to $550 per ounce.

The Staff is supplementally advised that management’s estimate of the long-term gold price is based on a statistical analysis of historical prices, analysts’ forecast of prices and management’s expectation of future prices, based in part on the expected industry cost curve and broader macro-economic fundamentals. The weighted average price calculated was $564 per ounce and management determined that a long-term gold price of $550 per ounce was appropriate. At December 31, 2005, the weighted average long-term gold price calculated using this method was $433 per ounce and management determined that a long-term gold price of $450 per ounce was appropriate. The same long-term gold prices are used in assessing the carrying value of long-lived assets.

Note 2 Summary of Significant Accounting Policies, page 90

Property, Plant and Mine Development, page 93

5.	We note from your response to prior comment number five that the “term “mine” can take on different meanings depending on the context.” As such, please expand upon your response to explain how you define a “mine” for purposes of complying with EITF 04-6 or more specifically, for the purposes of determining the commencement of the production stage and also for the purpose of accounting for stripping costs.

The Staff is supplementally advised that for purposes of applying EITF 04-6, the Company defines a mine as an individual pit containing ore reserves where we possess the title, claim, lease or option giving us the right to extract, process and sell the associated output for our economic advantage. A mine complex comprises the facilities necessary to extract the ore, processing plant and equipment necessary to separate and recover the mineral or metal, and the infrastructure necessary to transport products and dispose of wastes.

As noted in our response to comment eight of the Staff’s letter to the Company dated July 12, 2007, the Company applies the guidance in EITF 04-6 at the individual pit level, assuming the new pit is not an extension of an existing pit. In addition, please see our response to comment seven below.

Please note that the Company is actively participating in a mining industry working group that is currently working on a whitepaper to address this issue.

6.	We note from your response to prior comment number six, that your internal accounting policy states that “Drilling costs in a reserve or NRM area during the production phase are capitalized if the purpose is to increase the reserve as opposed to maintaining production.” In this regard, it appears that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs within the mining industry, please expand your accounting policy disclosures to address the items below:

•

Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

•	Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

•	Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

•	You can obtain the benefit and control others access to it; and

•	The transaction or event giving rise to your right to or control of the benefit has already occurred.

•	Expand your accounting policy to explain how you determine whether or not you have met the above criteria.

•	Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.

•

Disclose the amount of drilling costs capitalized that were incurred to convert mineral resources to reserves at properties that are either in the production or development stage capitalized as of your most recent balance sheet and each year a statement of operations is reported.

The Staff is supplementally advised that the costs incurred to further delineate an ore body (“drilling and other related costs”) are capitalized (i) when and where proven and probable reserves exist and (ii) when such activities are directed at obtaining additional information on the ore body or result in converting non-reserve material to reserves. The expenditures relate to the addition of proven and probable reserves and embody a future benefit. This future benefit, in combination with the shared infrastructure of the mining complex, contributes directly to the net cash flows of the Company. Also, because (i) the Company has valid rights to access and mine the ore reserve and therefore control the benefit (and others access to it), and (ii) the activity has already occurred, it is appropriate to record the drilling and related ore delineation costs as an asset.

Further, in a business combination, the fair value assigned to a mine with both proven and probable reserves and mineral resources would be greater than the fair value of that mine with only proven and probable reserves. In accordance with EITF 04-3, value is assigned to mineral resources in business combinations and in testing long-lived assets for impairment. The capitalization of costs incurred to further delineate an ore body is consistent with the assignment of value to proven and probable reserves and mineral resources in purchase accounting.

The Company will revise its Summary of Significant Accounting Policies, Property, Plant and Mine Development (Mine Development section), to be included in future Form 10-K filings as follows (additional disclosure applicable to drilling and related costs underlined):

“Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.”

Please see Appendix A for the complete accounting policy for Property, plant and mine development.

The Staff is supplementally advised that mine development costs are recorded in the general ledger by property and not by expenditure type. Therefore, at certain properties with a long history, it is not practical to determine the amount of drilling and related costs included in capitalized mine development costs at the balance sheet date. The Company will expand the Management’s Discussion and Analysis disclosure in future Form 10-K filings to disclose the amount of drilling and related costs capitalized in each period as follows:

“During 2007, 2006 and 2005, $xx million, $23 million and $32 million of drilling and related costs were capitalized and included in mine development costs, respectively.”

7.	We note your response to prior comment number eight regarding how you would treat stripping costs incurred when multiple pits exist within a mine for accounting purposes. Due to diversity in practice, please expand your footnote disclosure to address the following:

•	Discuss the criteria you use to determine whether or not stripping associated with the second and subsequent pits should be capitalized or expensed.

•	Please explain why you believe these stripping costs represent development costs rather than production costs under U.S. GAAP.

•	Address the criteria and factors considered in determining whether a mine is considered separate or integrated.

•	Please disclose that diversity in practice exists within the mining industry regarding what represents production stage stripping and how a mine is defined under EITF 04-6.

•	Please disclose that some industry participants expense initial stripping costs associated with subsequent pits within a mine.

•

If applicable, please disclose the amounts of related costs that were capitalized as of the dates of each balance sheet presented. Also provide disclosure of the changes in the amounts capitalized for each financial statement period presented.

The Staff is supplementally advised that the Company considers the following factors in determining whether a subsequent pit is a separate mine when applying EITF 04-6:

-	Each pit has ore reserves and a mine plan;

-	The costs to develop each pit can be separately determined and amortized in a rational and systematic manner; and

-	The removal of the waste material from the subsequent pit is not related to the extraction of mineral from the producing pit.

Since the removal of overburden is required to gain access to an ore body that is economically recoverable in the future, the cost to remove the overburden (“pre-stripping”) embodies a future benefit. This future benefit, in combination with the shared infrastructure of the mining complex, contributes directly to the net cash flows of the Company. Also, because (i) the Company has valid rights to access and mine the ore body in the subsequent pit and therefore control the benefit (and others access to it) obtained from the pre-stripping activity, and (ii) the pre-stripping activity has already occurred, it is appropriate to record the pre-stripping costs from each pit as an asset.

The Company will revise its Summary of Significant Accounting Policies, Property, Plant and Mine Development (Mine Development section), to be included in future Form 10-K filings as follows (additional disclosure applicable to pre-stripping costs underlined):

“Mine development costs include engineering and metallurgical studies, drilling and sampling to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory.

The Company’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of pre-stripping costs to deferred mine development and production costs. Other mining companies may expense pre-stripping costs associated with all mining activity beyond pre-stripping at the first pit within a mining complex.”

Please see Appendix A for the complete accounting policy for Property, Plant and Mine Development.

The Staff is supplementally advised that mine development costs are recorded in the general ledger by property and not by expenditure type. Therefore, at certain properties with a long history, it is not practical to determine the amount of pre-stripping costs included in capitalized mine development costs at the balance sheet date. The Company will expand the Management’s Discussion and Analysis disclosure in future Form 10-K filings to disclose the amount of pre-stripping costs capitalized in each period as follows:

“During 2007, 2006 and 2005, $xx million, $48 million and $4 million of pre-stripping costs were capitalized and included in mine development costs, respectively.”

8.	We note from your response that indicates you lack experience with the multiple pit fact pattern of our prior comment number eight. Please clarify your response considering your disclosure on page 23 of your document states, “Newmont currently operates two open pits at Ahafo with total reserves contained in 15 pits.”

The Staff is supplementally advised that the multiple fact pattern included in the Staff’s prior comment number eight was “when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body”. The two pits in operation at Ahafo, Subika and Apensu, while sharing certain common infrastructure and processing equipment, do not share a common ore body. Subika and Apensu each contain a distinct style of mineralization.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Condensed Consolidated Statements of Cash Flows, page 4

9.	We note that you present a subtotal titled Net cash provided from continuing operations before net change in operating assets and liabilities. Please revise your statements of cash flows to remove this subtotal as this presentation is not contemplated by FAS 95.

The Staff is supplementally advised that the Company will remove this subtotal in all future filings.

While the Company believes that its current accounting policies are in accordance with GAAP, the Company is participating in an industry focus group to address (i) the accounting for stripping costs for newly created pits in close proximity to producing pits, and (ii) the accounting for drilling and related costs, with the hope that additional authoritative guidance might prove helpful to preparers and users of financial statements going forward.

We would be pleased to receive any responses whenever they become available, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Controller and Chief Accounting Officer at (303) 837-5874.

Sincerely,

/s/ Russell D. Ball
Russell D. Ball
Senior Vice President and Chief Financial Officer

Appendix A

Proposed Form 10-K disclosure for Property, plant and mine development costs accounting policy (additional disclosure underlined):

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property, Plant and Mine Development

Facilities and equipment

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and recorded at cost. The facilities and equipment are depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

Mine Development

“Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred before mineralization is classified as proven and probable reserves are expensed and classified as Exploration or Advanced projects, research and development expense. Capitalization of mine development project costs, that meet the definition of an asset, begins once mineralization is classified as proven and probable reserves.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at obtaining additional information on the ore body or converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over a period beyond one year. All other drilling and related costs are expensed as incurred. Drilling costs incurred during the production phase for operational ore control are allocated to inventory costs and then included as a component of Costs applicable to sales.

The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Where multiple open pits exist at a mining complex utilizing common processing facilities, pre-stripping costs are capitalized at each pit. The removal and production of de minimis saleable materials may occur during development and are recorded as Other income, net of incremental mining and processing costs.

The production phase of an open pit mine commences when saleable minerals, beyond a de minimis amount, are produced. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in Costs applicable to sales in the same period as the revenue from the sale of inventory.

A-1

The Company’s definition of a mine and the mine’s production phase may differ from that of other companies in the mining industry resulting in incomparable allocations of stripping costs to deferred mine development and production costs. Other mining companies may expense pre-stripping costs associated with subsequent pits within a mining complex.

Mine development costs are amortized using the units-of production (“UOP”) method based on estimated recoverable ounces or pounds in proven and probable reserves. To the extent that these costs benefit an entire ore body, they are amortized over the estimated life of the ore body. Costs incurred to access specific ore blocks or areas that only provide benefit over the life of that area are amortized over the estimated life of that specific ore block or area.

Interest cost allocable to the cost of developing mining properties and to constructing new facilities is capitalized until assets are ready for their intended use.”

Mineral Interests

Mineral interests include acquired mineral and royalty interests in production, development and exploration stage properties. The amount capitalized related to a mineral or royalty interest represents its fair value at the time it was acquired, either as an individual asset purchase or as a part of a business combination.

The value of such assets is primarily driven by the nature and amount of mineralized material believed to be contained in such properties. Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material consisting of (i) other mineralized material such as inferred material within pits; measured, indicated and inferred material with insufficient drill spacing to qualify as proven and probable reserves; and inferred material in close proximity to proven and probable reserves; (ii) around-mine exploration potential such as inferred material not immediately adjacent to existing reserves and mineralization but located within the immediate mine area; (iii) other mine-related exploration potential that is not part of measured, indicated or inferred material and is comprised mainly of material outside of the immediate mine area; or (iv) greenfields exploration potential that is not associated with any other production, development or exploration stage property, as described above. The Company’s mineral rights generally are enforceable regardless of whether proven and probable reserves have been established. In certain limited situations, the nature of a mineral right changes from an exploration right to a mining right upon the establishment of proven and probable reserves. The Company has the ability and intent to renew mineral interests where the existing term is not sufficient to recover all identified and valued proven and probable reserves and/or undeveloped mineralized material.

Royalty interests are generally in the form of a net smelter return (“NSR”) royalty, which provides for the payment either in cash or physical metal (“in-kind”) of a specified percentage of production less certain specified transportation and refining costs. Net profit interests (“NPI”) are those pursuant to which Newmont is entitled to a specified percentage of the net profits, as defined in each case. The majority of NSR royalty revenue and NPI revenue can be received in-kind (generally in the form of gold bullion) at the option of Newmont. As detailed further in Note 17, the Company owns royalty interests in production, development and exploration stage properties.

A-2